Nabors Industries, Inc.
515 West Greens Road, Suite 1200
Houston, Texas 77067
Nabors Industries Ltd.
Mintflower Place
8 Par-La-Ville Road
Hamilton, Bermuda HMO8
April 28, 2009
Via EDGAR
Ms. Tracey L. McNeil
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	Nabors Industries, Inc. Nabors Industries Ltd. Registration Statement on Form S-4 Filed March 30, 2009 File Number 333-158284
Dear Ms. McNeil:
     We note the receipt by Nabors Industries, Inc. (the “Company”) and Nabors Industries Ltd., the Company’s parent (“Nabors”), of the comment letter (the “Comment Letter”) dated April 8, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission regarding the above-referenced registration statement on Form S-4 (the “Form S-4”) relating to the exchange offer of the Company’s $1,125,000,000 9.25% Senior Notes due 2019 and guaranteed by Nabors, previously issued and sold pursuant to Rule 144A and Regulation S under the Securities Act of 1933 on January 12, 2009. We hereby provide the responses set forth below to the comments in the Comment Letter.
     To assist the Staff’s review, we have included the text of the Staff’s comments below in bold type.
Incorporation by Reference, page 40
1.	Per our oral comment to your outside counsel today, we note that you intend to incorporate by reference information from your Form 10-K for your fiscal year ended December 31, 2008. This Form 10-K incorporates by reference its Part III information from your definitive proxy statement, which is not yet filed. In order to have a complete Section 10(a) prospectus, you must either file the definitive proxy statement before the Form S-4 is declared effective or include the Part III information in an amended Form 10-K. See generally Securities Act Forms Compliance and Disclosure Interpretations, Question 123.01, at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.
     The Company acknowledges the Staff’s comment and notes that Nabors expects to file its definitive proxy statement by the end of April which should complete the Section 10(a) prospectus included in the Form S-4. After the filing of the definitive proxy statement, the Company will contact the Staff to determine the review status of the Form S-4 and, if there are no further comments from the Staff at that time, the Company will work with the Staff to determine the appropriate timing for filing of an acceleration request letter.
* * *
     The Company would appreciate receiving any further questions or comments that the Staff may have regarding this letter or the Form S-4 at the Staff’s earliest convenience. You should contact the undersigned at (281) 874-0035 of the Company or Arnold B. Peinado, III at (212) 530-5546 or Andrew F. Fowler at (212) 530-5246 of Milbank, Tweed, Hadley & McCloy LLP.

Sincerely yours,
/s/ Laura W. Doerre
Laura W. Doerre
Vice President and General Counsel

cc:	Securities and Exchange Commission: H. Roger Schwall Milbank, Tweed, Hadley & McCloy LLP: Arnold B. Peinado, III Andrew Fowler Peter Bockos